Exhibit 10.22
AGREEMENT AND RELEASE
The Federal Home Loan Bank of Pittsburgh (“Bank”) and William G. Batz (“Employee”) have entered into this AGREEMENT AND RELEASE (“Agreement”) in consideration of the payments to Employee as specified in this Agreement, and in consideration of the promises and representations below, intending to be legally bound, as follows:
1.	Due to the elimination of Employee’s current position as Chief Operating Officer, Employee’s employment with the Bank will terminate on May 31, 2008.

2.	In return for Employee’s agreeing to the terms of this Agreement, the Bank agrees to pay Employee the amounts, make the medical insurance contributions and provide outplacement as set forth below:
a.	The Bank shall pay Employee the amount equivalent to twelve (12) months of Employee’s current base salary. This amount shall be paid in 24 semi-monthly installments with the first payment due on June 13, 2008 and the final installment payment due on May 29, 2009. The gross amount of each single installment payment shall be seventeen thousand eight hundred sixty-three dollars and forty-two cents ($17,863.42). The total salary continuation payments shall equal and not exceed four hundred twenty-eight thousand seven hundred twenty-two dollars and eight cents ($428,722.08).

b.	Payment Under the Long-Term Incentive (“LTI”) Plan. The gross amount of $34,751.66 representing the previously retained portion (20%) of the 2007 LTI award plus interest at the applicable annual notional interest rate of 4.6% from March 1, 2008 to June 13, 2008. This amount shall be paid to Employee on June 13, 2008.

c.	Any 2008 accrued and unused vacation days as of May 31, 2008 (net of repayment of the $1,000 outstanding travel advance), shall be paid to Employee by June 13, 2008.

d.	The gross amount of $237,000. This amount shall be paid to Employee in a lump sum on June 30, 2008.

e.	During the period from March 31, 2008 through May 31, 2008, Employee shall work on such projects and assignments as shall be provided for him by the Bank President and perform such other duties as shall be required.

f.	Bank Contributions to Medical Insurance Benefits Continuation Coverage. During the period from June 1, 2008 through May 31, 2009, the Bank will pay the employer’s portion of the premiums for Employee’s continued participation in the applicable Bank group medical insurance program consistent with his elections, to the same extent that the Bank pays the employer’s portion for its active employees. The Employee shall contribute the employee’s portion of the premiums for participation in the Bank’s applicable medical insurance program and such amounts shall be deducted from the semi-monthly salary continuation payments referenced above.

g.	During the period from May 31, 2008 through May 31, 2009, the Bank will provide Employee outplacement assistance services with a firm identified by the Employee and agreed to by the Bank in an amount not to exceed Twenty

Thousand Dollars ($20,000), if Employee desires to avail himself of such services. No outplacement assistance services will be provided after May 31, 2009.
Employee acknowledges and agrees that the payment amounts set forth above are gross amounts subject to all tax withholdings required by federal, state and/or local laws (to the extent applicable). Pursuant to the final Treasury regulations issued on April 10, 2007, it is intended that the payments set forth in this Agreement to Employee either: (i) are exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Code”) under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as a short-term deferral pursuant to Treasury regulation §1.409A-1(b)(4), and for purposes of each such exemption, each installment paid to the Employee shall be considered a separate payment or (ii) comply with Section 409A of the Code. The Bank agrees not to report the payments to Employee which are exempt from or comply with Section 409A of the Code on the Employee’s Form W-2 as being subject to the imposition of penalties under Section 409A of the Code (“409A Penalties”). In the event the terms of this Agreement would subject the Employee to the 409A Penalties, the party making the determination shall immediately notify the other party in writing (referred to as “Written Notice”) that one or more payments provided by the Agreement do not satisfy Section 409A of the Code. The Bank and Employee shall cooperate diligently to, within 10 days of such Written Notice, amend the payment date(s) set forth in the Agreement which would subject Employee to the 409A penalties to the first payment date which would not subject the payment(s) to the 409A Penalties; provided that, there shall be no amendment of the payment dates or agreement to amend the payment date(s) unless and until both parties: (i) determine that such amendment of the payment date(s) is permissible under Section 409A of the Code, the applicable Treasury regulations and Treasury guidance and (ii) execute a written amendment to the Agreement which amends the payment date(s).
3.	As set forth in the Variable Incentive Plan (“VIP”), Employee shall be eligible to receive payment of a pro-rated 2008 VIP award under the plan (for the period from January 1, 2008 through May 31, 2008 (the employment termination date) in the event that the Board determines to declare 2008 VIP awards following the completion of the 2008 VIP performance period on December 31, 2008. Under the VIP, such pro-rated award amount shall not be subject to the 20% retention. Any pro-rated VIP award paid out under the VIP shall be paid to Employee when the Bank makes payment of the 2008 VIP awards to active employees which is expected to be on or before March 15, 2009. If the Board declares 2008 VIP awards for any VIP participant, then, Employee shall receive a pro-rated 2008 VIP award based on the actual achievement level attained for the Bank performance goals and a pro-rated target award level for Employee’s individual shared goal. In the event that the Board does not declare 2008 VIP awards for any VIP participant, then, Employee shall not receive a pro-rated 2008 VIP award. Any pro-rated VIP award amount shall not be included in the calculation of Employee’s retirement benefit under the Supplemental Executive Retirement Plan (“SERP”).

4.	The parties recognize that the payments and benefits under this Agreement exceed any payments to which Employee might otherwise be entitled under existing Bank policies in the absence of execution of this Agreement. This Agreement shall not affect Employee’s rights to any qualified or non-qualified retirement or thrift plan benefits vested through the date of employment termination, May 31, 2008. The terms of such qualified and non-qualified retirement and thrift plans and the elections made thereunder shall govern payments under those plans. Except as set forth herein, no other payments or benefits shall be provided by the Bank to Employee following Employee’s termination of employment.

5.	Employee hereby confirms that as of his last day of employment he has returned to the Bank all credit cards, keys, computers, computer software, files, manuals and any other property of the Bank.

6.	In return for the payments described above, Employee, on behalf of Employee, Employee’s heirs, representatives, estates, successors and assigns, does hereby irrevocably and unconditionally remise, release and forever discharge the Bank, its predecessors, benefits plans, and any successors thereto, and their past, present and future officers, directors, trustees, administrators, agents, attorneys, insurance carriers, consultants or employees, as well as the heirs, successors and assigns of any such persons or such entities (severally and collectively called “Releasees”), jointly and individually, from any and all claims, known and unknown, that Employee has or may have against any of the Releasees for any acts, practices or events up to and including the effective date of this Agreement and the continuing effects thereof, it being the intention of Employee to effect a general release of all such claims. This release includes any and all claims under any possible legal, equitable, tort, contract, common law or statutory theory, including, but not limited to, any claims under Title VII of the Civil Rights Act of 1964, as amended, the Pennsylvania Human Relations Act, the federal Age Discrimination in Employment Act of 1967, as amended, the Older Workers Benefit Protection Act, the federal Civil Rights Act of 1991, the Rehabilitation Act of 1973, the Americans With Disabilities Act, the City of Pittsburgh Human Relations Ordinance, and other applicable federal, state, and local statutes, ordinances, executive orders, regulations and other laws prohibiting discrimination in employment or benefits, the Employee Retirement Income Security Act of 1974, as amended, and state or local law claims of any kind whatsoever arising out of or in any way related to Employee’s employment with the Bank or separation from employment with the Bank.

7.	Employee also specifically releases all Releasees from any and all claims for the fees, costs and expenses of any and all attorneys who have at any time or are now representing Employee in connection with this Agreement or in connection with any matter released in this Agreement.

8.	Notwithstanding any other language in this Agreement, the parties understand that this Agreement does not prohibit Employee from filing an administrative charge of alleged employment discrimination under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Americans With Disabilities Act of 1990 or the Equal Pay Act of 1963. Employee, however, waives his right to monetary or other recovery should any federal, state or local administrative agency pursue any claims on his behalf arising out of or relating to his employment with and/or separation from employment with the Bank or any of the other Releasees. This means that by signing this Agreement, Employee will have waived any right he had to obtain a recovery if an administrative agency pursues a claim against the Bank or any of the Releasees based on any actions taken by any of the Releasees up to the date of the signing of this Agreement, and that Employee will have released the Releasees of any and all claims of any nature arising up to the date of the signing of this Agreement.

9.	It is expressly understood and agreed that by entering into this Agreement, the Bank in no way admits that it has treated Employee unlawfully or wrongfully in any way. To the contrary, the Bank expressly denies that it has violated any of Employee’s rights or that it harmed Employee in any way. Neither this Agreement nor the implementation thereof shall be construed to be, or shall be admissible in any proceeding as, evidence of an admission by the Bank of any violation of or failure to comply with any applicable federal, state, or local law, ordinance, agreement, rule, regulation or order; except that this sentence does not preclude introduction of this Agreement to establish that Employee’s claims were released and discharged according to the terms of this Agreement.

10.	Employee agrees that, except as required by law, the terms and conditions of this Agreement have been and will be kept completely confidential and have not been and will not be discussed, disclosed, or revealed, directly or indirectly, to any person, corporation, or other entity, other than to Employee’s spouse, attorney, financial advisor, accountant for use on tax matters or to government taxing agencies or taxing officials. Each party agrees not to make any comment or take any action (including, without limitation, comments to Bank customers, the media or professional colleagues) which disparages, defames, or places in a negative public light the other party.

11.	Employee acknowledges that Employee has been given the opportunity to consider this Agreement for at least 45 calendar days, which is a reasonable period of time, and that Employee has been advised to consult with an attorney about this Agreement prior to executing it. Employee further acknowledges that Employee has had a full and fair opportunity to consult with an attorney if Employee desired to do so, that Employee has carefully read and fully understands all of the provisions of this Agreement, and that Employee is voluntarily executing and entering into it, intending to be legally bound hereby. If Employee executes this Agreement in less than 45 days, he acknowledges that he has thereby waived his right to the full 45-day period.

12.	For a period of seven calendar days following the execution of this Agreement, Employee may revoke it by delivery of a written notice of revocation to the office of the Bank’s General Counsel, Dana A. Yealy, 601 Grant Street, 16th Floor, Pittsburgh, PA 15219 no later than 4:30 p.m. on the seventh day following the date Employee signs this Agreement. This Agreement shall not become effective or enforceable before the seven-day revocation period has expired. A revocation would automatically terminate this Agreement.

13.	The parties hereto further understand and agree that the terms and conditions of this Agreement constitute the full and complete understandings and arrangements of the parties and that there are no agreements, covenants, promises or arrangements other than those set forth herein. The Bank agrees not to contest Employee’s filing for unemployment compensation.

14.	This Agreement and Release shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

15.	If any of the provisions of this Agreement are declared or determined by any court to be invalid or unenforceable for any reason, the remaining provisions and portions of this Agreement — at the Bank’s sole option — shall be unaffected thereby and shall remain in full force to the fullest extent permitted by law.

16.	This Agreement is a legal document in which Employee releases all claims against the Bank and the other Releasees described in the Agreement, as of the date Employee signs it. By law, the Bank is required to notify Employee of the information contained on Exhibit A attached hereto.

17.	This Agreement is presented for consideration on March 31, 2008.
IN WITNESS WHEREOF, the aforesaid parties, having read this Agreement And Release and intending to be legally bound hereby, have read, signed, sealed and delivered it, voluntarily, without coercion and with knowledge of the nature and consequences thereof.
PLEASE READ CAREFULLY, THIS AGREEMENT CONTAINS A RELEASE OF CLAIMS.

WILLIAM G. BATZ

/s/ William G. Batz		Witness:	/s/ Julie F. Spiker

[Signature]

Date:	May 1, 2008	Date:	May 1, 2008

FEDERAL HOME LOAN BANK OF PITTSBURGH

By:	/s/ John R. Price

Title:	President and CEO

Date:	May 1, 2008

Exhibit A
I.	The following employees, by age and job title, are in the limited group of full-time employees of the Bank’s Management Committee whose employment will be involuntarily terminated on May 31, 2008 due to job elimination based on ongoing business needs of the Bank and skills and abilities of the employees:

Age as of March 31, 2008	Job Title	No.

60	Chief Operating Officer	1
II.	The following is the distribution by age and job title of the full-time employees of the Bank’s Management Committee who are not included in the limited group of involuntary terminations on May 31, 2008 due to job elimination based on ongoing business needs of the Bank and skills and abilities of the employees:

Age as of March 31, 2008	Job Title	No.

69	President & CEO	1
59	Managing Dir. Cap. Markets	1
44	Chief Information Officer	1
50	Chief Risk Officer	1
45	Group Director MMA	1
43	Chief Financial Officer	1
49	General Counsel & Corp. Secretary	1